File No. 812-_____

As filed with the Securities and Exchange Commission on September 16, 2022

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

Irradiant Partners Climate Co., Irradiant Partners, LP, Irradiant Solutions Manager, L.P., Irradiant ROP Fund Manager, L.P., IPCC Advisor, LP, IPCC Fund, L.P., IFRG Investors II, L.P., IROP Equity Aggregator, L.P., IROP Loan Aggregator, L.P., Irradiant BDG Investors, L.P., Irradiant CLO Partners Fund I, L.P., Irradiant CLO Partners Fund II, L.P., Irradiant Solutions Fund, L.P., Irradiant Solutions Fund II, L.P., Irradiant Solutions Mini-Master Fund, L.P., Irradiant Sidecar SOM, L.P., Irradiant Offshore Mortgage Aggregator, L.P., RAD CLO 1, Ltd., RAD CLO 10, Ltd., RAD CLO 11, Ltd., RAD CLO 12, Ltd., RAD CLO 14, Ltd., RAD CLO 15, Ltd., RAD CLO 2, Ltd., RAD CLO 3, Ltd., RAD CLO 4, Ltd., RAD CLO 5, Ltd., RAD CLO 6, Ltd., RAD CLO 7, Ltd., RAD CLO 9, Ltd., RAD CLO 16, Ltd., RAD CLO 17, Ltd., RAD CLO 2021-J, Ltd., RAD CLO 2021-GL, Ltd., RAD CLO 2022-N, Ltd., RAD CLO 2022-I, Ltd., RAD CLO 1, LLC, RAD CLO 2, LLC, RAD CLO 3, LLC, RAD CLO 4, LLC, RAD CLO 5, LLC, RAD CLO 6, LLC, RAD CLO 7, LLC, RAD CLO 9, LLC, RAD CLO 10, LLC, RAD CLO 11, LLC, RAD CLO 12, LLC, RAD CLO 14, LLC, RAD CLO 15, LLC, RAD CLO 16, LLC and RAD CLO 17, LLC

2025 Guadalupe Street

Suite 260

Austin, TX 78705

(424) 222-8380

All Communications, Notices and Orders to:

Elizabeth Greenwood

c/o Irradiant Partners, LP

201 Santa Monica Blvd., Suite 500

Santa Monica, CA 90403

legal@irradiantpartners.com

(424) 222-8380

Copies to:

Jonathan Levinson

c/o Irradiant Partners, LP

201 Santa Monica Blvd., Suite 500

Santa Monica, CA 90403

jlevinson@irradiantpartners.com

(424) 222-8380

Rajib Chanda, Esq.

Nathan Briggs, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Email: rajib.chanda@stblasw.com

Email: nathan.briggs@stblaw.com

(202) 636-5500

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Irradiant Partners Climate Co.

Irradiant Partners, LP

Irradiant Solutions Manager, L.P.

Irradiant ROP Fund Manager, L.P.

IPCC Advisor, LP

IPCC Fund, L.P.

IFRG Investors II, L.P.

IROP Equity Aggregator, L.P.

IROP Loan Aggregator, L.P.

Irradiant BDG Investors, L.P.

Irradiant CLO Partners Fund I, L.P.

Irradiant CLO Partners Fund II, L.P.

Irradiant Solutions Fund, L.P.

Irradiant Solutions Fund II, L.P.

Irradiant Solutions Mini-Master Fund, L.P.

Irradiant Sidecar SOM, L.P.

Irradiant Offshore Mortgage Aggregator, L.P.

RAD CLO 1, Ltd.

RAD CLO 10, Ltd.

RAD CLO 11, Ltd.

RAD CLO 12, Ltd.

RAD CLO 14, Ltd.

RAD CLO 15, Ltd.

RAD CLO 2, Ltd.

RAD CLO 3, Ltd.

RAD CLO 4, Ltd.

RAD CLO 5, Ltd.

RAD CLO 6, Ltd.

RAD CLO 7, Ltd.

RAD CLO 9, Ltd.

RAD CLO 16, Ltd.

RAD CLO 17, Ltd.

RAD CLO 2021-J, Ltd.

RAD CLO 2021-GL, Ltd.

RAD CLO 2022-N, Ltd.

RAD CLO 2022-I, Ltd.

RAD CLO 1, LLC

RAD CLO 2, LLC

RAD CLO 3, LLC

RAD CLO 4, LLC

RAD CLO 5, LLC

RAD CLO 6, LLC

RAD CLO 7, LLC

RAD CLO 9, LLC

RAD CLO 10, LLC

RAD CLO 11, LLC

RAD CLO 12, LLC

RAD CLO 14, LLC

RAD CLO 15, LLC

RAD CLO 16, LLC

RAD CLO 17, LLC

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

2025 Guadalupe Street Suite 260 Austin, TX 78705 File No. 812-_____ Investment Company Act of 1940

I.	INTRODUCTION

A.	Requested Relief

Irradiant Partners Climate Co. (the “Company”) and its related entities identified in Section I.B below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund and one or more other Regulated Funds (including one or more BDC Downstream Funds) and/or one or more Affiliated Funds and/or Irradiant Proprietary Accounts (each as defined below) to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 17(d) or Section 57(a)(4) and the rules under the Act (the “Co-Investment Program”). All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and Conditions (defined below) set forth in this Application.3

B.	Applicants Seeking Relief

•

The Company, a Delaware statutory trust structured as an externally managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC (as defined below) under the Act.

•

The following investment vehicles, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) (the “Existing Affiliated Funds”):

•	IPCC Fund, L.P. (the “IPCC Fund”);

•	IFRG Investors II, L.P. (the “IFRG Investors Fund”);

•	IROP Equity Aggregator, L.P. (the “IROP Equity Master Fund”);

•	IROP Loan Aggregator, L.P. (the “IROP Loan Master Fund”);

•	Irradiant BDG Investors, L.P. (the “Irradiant BDG Fund”);

•	Irradiant CLO Partners Fund I, L.P. and Irradiant CLO Partners Fund II, L.P. (collectively, the “Irradiant CLO Partners Funds”);

•	Irradiant Solutions Fund, L.P. (the “Irradiant Solutions Fund”);

•	Irradiant Solutions Fund II, L.P. (the “Irradiant Solutions Fund II”);

•	Irradiant Solutions Mini-Master Fund, L.P. (the “Irradiant Solutions Mini-Master Fund”);

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]

No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to Sections 17(d) and 57(i) of the Act, and no entity that relies on another such order of the Commission will rely on this Order.

•	Irradiant Sidecar SOM, L.P. (the “Irradiant Sidecar Fund”);

•	Irradiant Offshore Mortgage Aggregator, L.P. (the “Irradiant Offshore Mortgage Master Fund”); and

•

RAD CLO 1, Ltd., RAD CLO 10, Ltd., RAD CLO 11, Ltd., RAD CLO 12, Ltd., RAD CLO 14, Ltd., RAD CLO 15, Ltd., RAD CLO 2, Ltd., RAD CLO 3, Ltd., RAD CLO 4, Ltd., RAD CLO 5, Ltd., RAD CLO 6, Ltd., RAD CLO 7, Ltd., RAD CLO 9, Ltd., RAD CLO 16, Ltd., RAD CLO 17, Ltd., RAD CLO 2021-J, Ltd., RAD CLO 2021-GL, Ltd., RAD CLO 2022-N, Ltd., RAD CLO 2022-I, Ltd., RAD CLO 1, LLC, RAD CLO 2, LLC, RAD CLO 3, LLC, RAD CLO 4, LLC, RAD CLO 5, LLC, RAD CLO 6, LLC, RAD CLO 7, LLC, RAD CLO 9, LLC, RAD CLO 10, LLC, RAD CLO 11, LLC, RAD CLO 12, LLC, RAD CLO 14, LLC, RAD CLO 15, LLC, RAD CLO 16, LLC and RAD CLO 17, LLC (collectively, the “CLO Funds”).

•

The following investment advisers (the “Existing Advisers”), each of which is a Delaware limited partnership that is registered as an investment adviser pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”):

•	IPCC Advisor, LP (“IPCCA”), which serves as the investment adviser to the Company and the IPCC Fund;

•

Irradiant Partners, LP (“Irradiant Partners”), which serves as the investment adviser to the Irradiant Solutions Fund II, the Irradiant BDG Fund, the Irradiant CLO Partners Funds, the Irradiant Sidecar Fund, and the Irradiant Offshore Mortgage Master Fund and is the investment manager of the CLO Funds;

•

Irradiant Solutions Manager, L.P. (“Irradiant Solutions Manager”), which serves as the investment adviser to the IFRG Investors Fund, the Irradiant Solutions Fund and the Irradiant Solutions Mini-Master Fund; and

•	Irradiant ROP Fund Manager, L.P. (“Irradiant ROP Manager”), which serves as the investment adviser to the IROP Equity Master Fund and the IROP Loan Master Fund.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.4

C.	Defined Terms

“Adviser” means any Existing Advisers, together with any future investment adviser that intends to participate in the Co-Investment Program and (i) controls, is controlled by or is under common control with an Existing Adviser, (ii) (a) is registered as an investment adviser under the Advisers Act, or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with an Existing Adviser and (iii) is not a Regulated Fund (as defined below) or a subsidiary of a Regulated Fund.

“Affiliated Fund” means any Existing Affiliated Fund, any Future Affiliated Fund or any Irradiant Proprietary Account (as defined below).5 No Existing Affiliated Fund is a BDC Downstream Fund.

[4]	See the JT No-Action Letters (as defined below).
[5]

Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) of the Act or their ability to rely on Rule 3a-7 of the Act. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a particular Co-Investment Transaction that are then transferred in such customary transactions to an Affiliated Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Fund to an Affiliated Fund CLO will be treated as a Disposition and completed pursuant to terms and conditions of the Application, though Applicants note that the Regulated Funds would be prohibited from participating in such Disposition by Section 17(a)(2) or Section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Fund CLO in any such Co-Investment Transaction will remain subject to the Order.

“Applicants” means the Company, the Existing Affiliated Funds and the Existing Advisers, each on behalf of itself and its successors.6

“BDC” means a business development company under the Act. Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser (and sub-adviser(s), if any) is an Adviser and (v) that is not a Wholly-Owned Investment Sub (each defined below).

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

[6]	The term successor, as applied to any Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Fund” means any entity (a) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, (c) that intends to participate in the Co-Investment Program and (d) that is not a BDC Downstream Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and subadviser(s), if any) is an Adviser and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“Irradiant” means the investment management platform presently referred to collectively as “Irradiant Partners Platform Fund Complex,” of which each of the Applicants is a part.

“Irradiant Proprietary Account” means any account of an Adviser or its affiliates or any company that is a direct or indirect, wholly- or majority-owned subsidiary of the Adviser or its affiliates, which, from time to time, may hold various financial assets in a principal capacity.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its most current report to shareholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Company, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.7

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company.

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act (an “Exchange”);

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)

it trades with sufficient volume and liquidity (findings as to which are documented by the Adviser to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is a wholly-owned subsidiary8 of a Regulated Fund or a Future Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintains a license under the SBA Act and issues debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act.

II.	APPLICANTS

A.	Irradiant Partners Climate Co.

The Company is a Delaware statutory trust that intends to elect to be regulated as a business development company pursuant to Section 54(a) of the Act and be subject to the provisions of Sections 55 through 65 of the Act. Prior to relying on the requested Order, the Company will have filed an election to be regulated as a BDC under the Act.

[7]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

[8]	A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

The investment objectives and strategies of the Company will be to generate current income and, to a lesser extent, capital appreciation primarily through investments in a large and growing set of private credit opportunities in and around climate impact, with a focus on investments in the renewable energy sector and other sustainable infrastructure, including investments related to the circular economy, agriculture / food security and other decarbonization opportunities.

The Company intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, upon its election to be regulated as a business development company under the Act, and to operate in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of Trustees of the Company is comprised currently of one sole Trustee for organizational purposes. IPCCA serves as the Company’s investment adviser.

B.	Existing Affiliated Funds

The IPCC Fund

The IPCC Fund is a private investment fund organized as a Delaware limited partnership that relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The general partner of the IPCC Fund is IPCC GP, LLC, and the investment adviser is IPCCA.

The IFRG Investors Fund

The IFRG Investors Fund is a private investment fund organized as a Delaware limited partnership that relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The general partner of the IFRG Investors Fund is IFRG Investors GP, LLC, and the investment adviser is Irradiant Solutions.

The IROP Equity Master Fund

The IROP Equity Master Fund is a private investment fund organized as a Delaware limited partnership that is a “master fund” in a master-feeder arrangement. The IROP Equity Master Fund relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The general partner of the IROP Equity Master Fund is Irradiant ROP Fund GP, LLC, and the investment adviser is Irradiant ROP Manager.

The IROP Loan Master Fund

The IROP Loan Master Fund is a private investment fund organized as a Delaware limited partnership that is a “master fund” in a master-feeder arrangement. The IROP Loan Master Fund relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The general partner of the IROP Loan Master Fund is Irradiant ROP Fund GP, LLC, and the investment adviser is Irradiant ROP Manager.

The Irradiant BDG Fund

The Irradiant BDG Fund is a private investment fund organized as a Delaware limited partnership that relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The general partner of the Irradiant BDG Fund is Irradiant BDG Investors GP, LLC, and the investment adviser is Irradiant Partners.

The Irradiant CLO Partners Funds

The Irradiant CLO Partners Funds are private investment funds organized as Delaware limited partnerships that rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The general partners of Irradiant CLO Partners Fund I, L.P. and Irradiant CLO Partners II, L.P. is Irradiant CLO Partners I GP, LLC and Irradiant CLO Partners II GP, LLC, respectively, and the investment adviser is Irradiant Partners.

The Irradiant Solutions Fund

The Irradiant Solutions Fund is a private investment fund organized as a Delaware limited partnership that relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The general partner of the Irradiant Solutions Fund is Irradiant Solutions Fund GP, LLC, and the investment adviser is Irradiant Solutions Manager.

The Irradiant Solutions Fund II

The Irradiant Solutions Fund II is a private investment fund organized as Delaware limited partnerships that relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The general partner of the Irradiant Solutions Fund II is Irradiant Solutions Fund II GP, LLC, and the investment adviser is Irradiant Partners.

The Irradiant Solutions Mini-Master Fund

The Irradiant Solutions Mini-Master Fund is a private investment fund organized as a Cayman limited partnership that is a “master fund” in a master-feeder arrangement. The Irradiant Solutions Mini-Master Fund relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The general partner of the Irradiant Solutions Mini-Master Fund is Irradiant Solutions Fund GP, LLC, and the investment adviser is Irradiant Solutions Manager.

The Irradiant Sidecar Fund

The Irradiant Sidecar Fund is a private investment fund organized as a Delaware limited partnership that relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The general partner of the Irradiant Sidecar Fund is Irradiant Solutions Fund II GP, LLC, and the investment adviser is Irradiant Partners.

The Irradiant Offshore Mortgage Master Fund

The Irradiant Offshore Mortgage Master Fund is a private investment fund organized as a Cayman limited partnership that is a “master fund” in a master-feeder arrangement. The Irradiant Offshore Mortgage Master Fund relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The general partner of the Irradiant Offshore Mortgage Master Fund is Irradiant Mortgage Aggregator GP, LLC, and the investment adviser is Irradiant Partners.

The CLO Funds

The CLO Funds are private investment vehicles organized as either Delaware limited liability companies or Cayman exempted companies that rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The CLO Funds are managed by Irradiant Partners.

C.	Irradiant Proprietary Accounts

The Irradiant Proprietary Accounts may hold various assets in a principal capacity. Currently, there are no Irradiant Proprietary Accounts or subsidiaries that exist and currently intend to participate in the Co-Investment Program.

D.	Existing Advisers

Irradiant Partners, LP

Irradiant Partners, LP was initially formed as a limited liability company under the laws of the State of Delaware on June 3, 2021, and subsequently converted into a limited partnership. It is registered with the Commission as an investment adviser under the Advisers Act. Irradiant Partners currently serves as an investment adviser to certain of the Existing Affiliated Funds. It manages the assets of private pooled vehicles and separately managed accounts.

Irradiant Partners engages in alternative investing primarily through private pooled vehicles and to a lesser extent separate accounts and sub-advisory relationships. It focuses on generating returns across several strategies, which include liquid credit, opportunistic credit, and renewable private equity and credit.

Irradiant Partners serves as investment adviser to privately offered pooled investment vehicles formed as limited partnerships or limited liability companies (where Irradiant Partners or a controlled subsidiary is the general partner or manager), or offshore entities. Irradiant Partners’ pooled investment vehicles will be available only to investors who are “accredited investors” under the Securities Act, and “qualified clients” under the Advisers Act. In most cases, investors must also be “qualified purchasers” under the Act. These pooled investment vehicles are not made available to the general public and are not registered investment companies.

Irradiant Partners’ private pooled investment vehicles are managed by Irradiant Partners (or a controlled subsidiary) in its sole discretion. Irradiant Partners’ private pooled investment vehicles are generally closed-end funds, where each investor makes an up-front commitment to contribute a stated amount of capital as it is called by Irradiant Partners (or a controlled subsidiary) for investment, and generally may not withdraw capital prior to the end of the stated multi-year term of the fund.

Irradiant Partners acts as collateral manager for CLOs and manages private commingled funds (private equity style funds) designed to invest in both the equity of Irradiant managed CLOs as well as the equity and debt of third-party-managed CLOs.

In addition to managing the investment vehicles described above, Irradiant Partners serves as investment adviser or sub-advisor to separate accounts for institutional clients. Irradiant Partners may act in such a capacity under an investment advisory agreement or as the manager of a joint venture limited liability company or limited partnership. These accounts invest in the same strategies generally employed by one or more of Irradiant Partners’ pooled investment vehicles, but generally have modified investment guidelines that are tailored to the individual objectives of the individual client. Irradiant Partners may in the future serve as an investment adviser to one or more Future Regulated Funds or Future Affiliated Funds.

Irradiant Solutions Manager, L.P.

Irradiant Solutions Manager, L.P. was formed as a limited partnership under the laws of the State of Delaware on May 4, 2017, and is registered with the Commission as an investment adviser under the Advisers Act. Irradiant Solutions Manager currently serves as an investment adviser to certain of the Existing Affiliated Funds. Irradiant Solutions Manager is a wholly-owned subsidiary of Irradiant Partners and subject to supervision and control by Irradiant Partners. Irradiant Solutions Manager is listed as a relying adviser on the Form ADV of Irradiant Partners.

Irradiant ROP Fund Manager, L.P.

Irradiant ROP Fund Manager, L.P. was formed as a limited partnership under the laws of the State of Delaware on May 4, 2017, and is registered with the Commission as an investment adviser under the Advisers Act. Irradiant ROP Manager currently serves as an investment adviser to certain of the Existing Affiliated Funds. Irradiant ROP Manager is a wholly-owned subsidiary of Irradiant Partners and subject to supervision and control by Irradiant Partners. Irradiant ROP Manager is listed as a relying adviser on the Form ADV of Irradiant Partners.

IPCC Advisor, LP

IPCC Advisor, LP was formed as a limited partnership under the laws of the State of Delaware on August 8, 2022, and intends to be registered with the Commission as an investment adviser under the Advisers Act. IPCCA was established to serve as investment adviser to the Company, to certain Existing Affiliated Funds, and any Future Regulated Fund. IPCCA would be responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring the investments and portfolio companies of the Company on an ongoing basis. IPCCA intends to use an investment team to review and approve investments for the Company. IPCCA is a related adviser of Irradiant Partners under Rule 203A-2(b) of the Advisers Act.

III.	ORDER REQUESTED

Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications (collectively, the “Standard Precedent”), Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike the Standard Precedent, Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not all make their initial investments in reliance on the Order. Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section III.A.1 below, Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections III.A.3 and III.A.4 below, Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.	Overview

Applicants include the Existing Advisers, which currently collectively manage the Regulated Funds and several private funds, including the Existing Affiliated Funds, with aggregate assets under management totaling approximately $7.5 billion as of March 31, 2022. Each Existing Adviser is registered, or intends to be registered, as an investment adviser with the Commission under the Advisers Act. Each Existing Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duties to those clients and, in the case of the Regulated Funds, the Act.

The Existing Advisers are presented with hundreds of investment opportunities each year on behalf of their respective clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of the clients of such Existing Advisers across the entirety of the Irradiant Partners Platform Fund Complex, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) under the Act.

Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. If a Regulated Fund and one or more Affiliated Funds are invested in an issuer, such funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate with each other, and the Regulated Funds from time to time must forego transactions that would be beneficial to investors in the Regulated Funds. Applicants discuss the need for the requested relief in greater detail in Section III.C below. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments and Dispositions as described below.

An Adviser will seek to allocate investment opportunities on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including Follow-On Investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser becomes aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Adviser to the relevant Regulated Funds is promptly notified and receives the same information about the opportunity as any other Adviser considering the opportunity for its clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the Adviser to such Regulated Fund receive sufficient information to allow such Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).9 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Adviser receives such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Adviser to a Regulated Fund will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board Established Criteria of such Regulated Fund. Applicants assert that the Adviser’s allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then current Objectives and Strategies and Board Established Criteria of such Regulated Fund.

(b)	Order Placement and Allocation

General. If an Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, an Adviser may consider such factors, among others, as investment guidelines, issuer, industry and/or geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

[9]

The Adviser has the authority to approve or reject recommended investment opportunities falling within a Regulated Fund’s Objectives and Strategies and any Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with the participation of its investment advisory personnel in any relevant meetings where an investment opportunity is discussed. For each Potential Co-Investment Transaction, an Adviser will document its recommendation.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, such Adviser will approve an investment amount to be allocated to each Regulated Fund and/or Affiliated Fund participating in the Potential Co-Investment Transaction. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Adviser’s written allocation policies and procedures by an Irradiant allocation team comprised of senior investment, risk, investor relations, legal and compliance professionals of Irradiant.10 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1(c) below. If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer, borrower and/or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity, immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.11

If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. Applicants represent that the Advisers’ allocation review process will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The allocation process will be monitored and reviewed by the compliance team of the Irradiant Partners Platform Fund Complex, including each designated chief compliance officer for an Adviser or Regulated Fund, and approved by the Board of each Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that the Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, the Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

[10]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.
[11]

The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Fund’s order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

Further, the Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in the Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

The Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund’s respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten (10) business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten (10) business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten (10) business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten (10) business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order. The Order, if granted, would permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.(a) below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds hold Pre-Boarding Investments and have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.(b) below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate, immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.(a) below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.(b) below and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;12 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in Pro Rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;13 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to an investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.14 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

[12]	See note 35, below.
[13]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

[14]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

The Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[15] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

[15]

Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D) of the Act, an affiliated person of a person described in (a) above.

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.16

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwrite; in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[16]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question...”).

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.17 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)...is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”18 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”19

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable vis-a-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Existing Adviser is the investment adviser (and sub-adviser, if any) to, and may be deemed to control, each of the Existing Affiliated Funds, and an Adviser to Affiliated Funds will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control, any other Affiliated Fund; (ii) an Existing Adviser is the investment adviser (and sub-adviser, if any) to, and may be deemed to control, the existing Regulated Funds and an Adviser will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control, any Future Regulated Fund; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent’s investment adviser; and (iv) the Advisers to Affiliated Funds and the Advisers to Regulated Funds are under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds, including any BDC Downstream Fund, in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

In addition, because the Irradiant Proprietary Accounts will be controlled by an Adviser or its affiliates and, therefore, may be under common control with the Existing Regulated Funds, the Advisers, and any Future Regulated Funds, the Irradiant Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or 57(b) and also prohibited from participating in the Co-Investment Program.

The Applicants acknowledge that some of the Affiliated Funds may not be funds advised by an Adviser because they are Irradiant Proprietary Accounts (i.e., investing in a principal capacity). However, Applicants note that numerous of the previously ordered exemptive applications seeking similar co-investment relief have included proprietary accounts.20 The Applicants do not believe that the participation of the Irradiant Proprietary Accounts in

[17]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[18]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[19]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.
[20]

See, e.g., Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31, 2018); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); and Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. Nos. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order), all of which included relief for proprietary accounts.

the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to Affiliated Funds that are advised by the Advisers. In accordance with the allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the Affiliated Funds (including the Irradiant Proprietary Accounts) and Regulated Funds, based on each client’s particular Objectives and Strategies and in accordance with the Conditions.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Fund or Affiliated Funds.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.21 The relief requested in this Application with respect to Follow-On Investments is based on the temporary relief granted by the Commission on April 8, 2020.22 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with the range of investor protections found in the orders we cite.

Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and any Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to obtain exemptive relief to permit Applicants to participate in Enhanced Review Follow-Ons and Enhanced Review Dispositions.

Ares Capital Corporation and its affiliates, Apollo Investment Corporation and its affiliates, Oaktree Strategic Income, LLC and its affiliates, and Stellus Capital Investment Corporation and its affiliates each previously received exemptive relief consistent with the relief Applicants are requesting herein. Thus, Applicants based the Application on the applications of Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017

[21]

See, e.g., CM Finance Inc., et al., (File No. 812-14850) Release No. IC-33377 (notice) (Feb. 19, 2019), Release No. IC-33401 (order) (Mar. 19, 2019); Pharos Capital BDC, Inc., et al., (File No. 812-14891) Release No. IC-33372 (notice) (February 8, 2019), Release No. IC-33394 (order) (March 11,2019); AB Private Credit Investors Corp., et al., (File No. 812-14925) Investment Company Act Rel. Nos. 33152 (July 9, 2018) (notice) and 33191 (August 6, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al., (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Benefit Street Partners BDC, Inc., et al., (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Triloma EIG Energy Income Fund, et al., (File No. 812-14848) Investment Company Act Rel. Nos. 33047 (March 14, 2018) (notice) and 33070 (April 10, 2018) (order); Corporate Capital Trust, Inc., et al., (File No. 812-14882) Investment Company Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); Alcentra Capital Corporation, et al., (File No. 812-14760) Investment Company Act Rel. Nos. 33038 (February 28, 2018) (notice) and 33059 (March 27, 2018) (order); TriplePoint Venture Growth BDC Corp., et al., (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); Bain Capital Specialty Finance, Inc., et al., (File No. 812-14766) Investment Company Act Rel. Nos. 33031 (February 23, 2018) (notice) and 33051 (March 22, 2018) (order); Guggenheim Credit Income Fund, et al., (File No. 812-14831) Investment Company Act Rel. Nos. 32960 (January 3, 2018) (notice) and 32996 (January 30, 2018) (order); TCG BDC, Inc., et al., (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); BlackRock Capital Investment Corporation, et al., (File No. 812-14582) Investment Company Act Rel. Nos. 32943 (December 19, 2017) (notice) and 32968 (January 16, 2018) (order).

[22]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021).

(the “Ares Order”),23 Apollo Investment Corporation and its affiliates, for which an order was granted on March 29, 2016 (the “Apollo Order”),24 Oaktree Strategic Income, LLC and its affiliates, for which an order was granted on October 18, 2017 (the “Oaktree Order”),25 Stellus Capital Investment Corporation and its affiliates, for which an order was granted on December 4, 2018 (the “Stellus Order”),26 FS Global Credit Opportunities Fund and its affiliates, for which an order was granted on August 11, 2020 (the “FS Order”),27 Yieldstreet Prism Fund Inc. and its affiliates, for which an order was granted on November 10, 2020 (the “Yieldstreet Order”),28 Variant Alternative Income Fund and its affiliates, for which an order was granted on January 9, 2022 (the “Variant Order”),29 and Sixth Street Specialty Lending, Inc. and its affiliates, for which an order was granted on August 3, 2022 (the “Sixth Street Order”).30 Applicants believe that the relief requested herein is consistent with the policy underlying the Ares Order, the Apollo Order, the Oaktree Order, the Stellus Order, the FS Order, the Yieldstreet Order, the Variant Order and the Sixth Street Order, as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

The Commission also has issued orders extending co-investment relief to proprietary accounts.31

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

[23]	Ares Capital Corporation, et al., (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice).
[24]	See Apollo Investment Corporation, et al., (File No. 812-13754) Investment Company Act Rel. Nos. 32019 (March 2, 2016) (notice) and 32057 (March 29, 2016) (order).
[25]	See Oaktree Strategic Income, LLC, et al., (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and 32862 (October 18, 2017) (order).
[26]	See Stellus Capital Investment Corporation, et al., (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order).
[27]	See FS Global Credit Opportunities Fund, et al., (File No. 812-14987) Investment Company Act Rel. Nos. 33927 (July 15, 2020) (notice) and 33968 (August 11, 2020) (order).
[28]	See Yieldstreet Prism Fund Inc., et al., (File No. 812-15038) Investment Company Act Rel. Nos. 34050 (October 15, 2020) (notice) and 34090 (November 10, 2020) (order).
[29]	See Variant Alternative Income Fund, et al., (File No. 812-15265), IC Release Nos. 34452 (Dec. 23, 2021) (notice) and 34476 (Jan. 19, 2022) (order).
[30]	See Sixth Street Specialty Lending, Inc., et al., (File No. 812-15090), IC Release Nos. 34644 (July 8, 2022) (notice) and 34660 (August 3, 2022) (order).
[31]

See Kayne Anderson MLP/Midstream Investment Company, et al., (File No. 812-14940) Investment Company Act Rel. Nos. 33742 (Jan. 8, 2020) (notice) and 33798 (Feb. 4, 2020) (order); Fundrise Real Estate Interval Fund, LLC, et al., (File No. 812-15040) Investment Company Act Rel. Nos. 33739 (Dec. 31, 2019) (notice) and 33793 (Jan. 28, 2020) (order); Pharos Capital BDC, Inc., et al., (File No. 812-14891) Release No. IC-33372 (February 8, 2019) (notice), Release No. IC-33394 (March 11, 2019) (order); Stellus Capital Investment Corporation, et al., (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al., (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Corporate Capital Trust, Inc., et al., (File No. 812-14882) Inv. Co. Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); Medley Capital Corporation, et al., (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); and Harvest Capital Credit Corporation, et al., (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order).

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances, the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten (10) business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If the Advisers, their principals, any person controlling, controlled by, or under common control with the Advisers or their principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of an Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)      The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)      When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)      If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)      If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.(b) above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)      After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)      the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)      the transaction is consistent with:

(A)      the interests of the Regulated Fund’s equity holders; and

(B)      the Regulated Fund’s then-current Objectives and Strategies;

(iii)      the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)      the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten (10) business days or earlier than the settlement date for the Regulated Fund by no more than ten (10) business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten (10) business days of each other; or

(B)      any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)      the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect32 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.      Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.      General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,33 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.      Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable, and in no event more than, ten (10) business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

[32]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[33]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

6.	Standard Review Dispositions.

(a)      General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)      the Adviser to such Regulated Fund or Affiliated Fund34 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)      the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)      Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)      No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)      (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;35 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)      each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)      Standard Board Approval. In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)      General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)      the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)      the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)      the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

[34]	Any Irradiant Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).
[35]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(b)      Enhanced Board Approval. The applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)      the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), (iv); and

(ii)      the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)      Additional Requirements. The Disposition may only be completed in reliance on the Order if:

(i)      Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)      Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)      Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)      Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including, for this purpose, a security with a different maturity date) is immateria136 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)      No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a)      General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)      the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)      the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

[36]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(b)      No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)      (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,37 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)      it is a Non-Negotiated Follow-On Investment.

(c)      Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)      Allocation. If, with respect to any such Follow-On Investment:

(i)      the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)      the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.(b) above.

(e)      Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	Enhanced Review Follow-Ons.

(a)      General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)      the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)      the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

[37]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(iii)      the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Fund, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)      Enhanced Board Approval. The applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)      Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)      Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)      Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)      Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)      No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)      Allocation. If, with respect to any such Follow-On Investment:

(i)      the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)      the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.(b) above.

(e)      Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10.	Board Reporting, Compliance and Annual Re-Approval.

(a)      Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and any Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or any Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)      All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)      Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)      The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.      Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.      Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.      Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.      Transaction Fees.38 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Adviser, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata

[38]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Adviser, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.      Independence. If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

A.	Communications.

Please address all communications concerning this Application and the Notice and Order to:

Elizabeth Greenwood

c/o Irradiant Partners, LP

201 Santa Monica Blvd., Suite 500

Santa Monica, CA 90403

legal@irradiantpartners.com

(424) 222-8380

Copies to:

Jonathan Levinson

c/o Irradiant Partners, LP

201 Santa Monica Blvd., Suite 500

Santa Monica, CA 90403

jlevinson@irradiantpartners.com

(424) 222-8380

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Rajib Chanda, Esq.

Nathan Briggs, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Email: rajib.chanda@stblaw.com

Email: nathan.briggs@stblaw.com

Tel: (202) 636-5500

[Remainder of Page Intentionally Left Blank]

B.	Authorization.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 16th day of September 2022.

IRRADIANT PARTNERS CLIMATE CO.

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: Sole Trustee

IRRADIANT PARTNERS, LP

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IRRADIANT SOLUTIONS MANAGER, L.P.

By:	IRRADIANT PARTNERS, LP as general partner

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IRRADIANT ROP FUND MANAGER, L.P.

By:	IRRADIANT PARTNERS, LP, as general partner

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IPCC ADVISOR, LP

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IPCC FUND, L.P.

By:	IPCC GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IFRG INVESTORS II, L.P.

By:	IFRG INVESTORS GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IROP EQUITY AGGREGATOR, L.P.

By:	IRRADIANT ROP FUND GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IROP LOAN AGGREGATOR, L.P.

By:	IRRADIANT ROP FUND GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IRRADIANT BDG INVESTORS, L.P.

By:	IRRADIANT BDG INVESTORS GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IRRADIANT CLO PARTNERS FUND I, L.P.

By:	IRRADIANT CLO PARTNERS I GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IRRADIANT CLO PARTNERS FUND II, L.P.

By:	IRRADIANT CLO PARTNERS II GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IRRADIANT SOLUTIONS FUND, L.P.

By:	IRRADIANT SOLUTIONS FUND GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IRRADIANT SOLUTIONS FUND II, L.P.

By:	IRRADIANT SOLUTIONS FUND II GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IRRADIANT SOLUTIONS MINI-MASTER FUND, L.P.

By:	IRRADIANT SOLUTIONS FUND GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IRRADIANT SIDECAR SOM, L.P.

By:	IRRADIANT SOLUTIONS FUND II GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

IRRADIANT OFFSHORE MORTGAGE AGGREGATOR, L.P.

By:	IRRADIANT MORTGAGE AGGREGATOR GP, LLC, as general partner

By:	IRRADIANT PARTNERS, LP, as managing member

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

RAD CLO 1, LTD.
RAD CLO 10, LTD.
RAD CLO 11, LTD.
RAD CLO 12, LTD.
RAD CLO 14, LTD.
RAD CLO 15, LTD.
RAD CLO 2, LTD.
RAD CLO 3, LTD.
RAD CLO 4, LTD.
RAD CLO 5, LTD.
RAD CLO 6, LTD.
RAD CLO 7, LTD.
RAD CLO 9, LTD.
RAD CLO 16, LTD.
RAD CLO 17, LTD.
RAD CLO 2021-J, LTD.
RAD CLO 2021-GL, LTD.
RAD CLO 2022-N, LTD.
RAD CLO 2022-I, LTD.
RAD CLO 1, LLC
RAD CLO 2, LLC
RAD CLO 3, LLC
RAD CLO 4, LLC
RAD CLO 5, LLC
RAD CLO 6, LLC
RAD CLO 7, LLC
RAD CLO 9, LLC
RAD CLO 10, LLC
RAD CLO 11, LLC
RAD CLO 12, LLC

RAD CLO 14, LLC
RAD CLO 15, LLC
RAD CLO 16, LLC
RAD CLO 17, LLC

By:	Irradiant Partners, LP, as collateral manager

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel and Chief Compliance Officer

APPENDIX A

VERIFICATION

The undersigned states that she has duly executed the attached Application, dated as of September 16, 2022, for and on behalf of the Applicants; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Date: September 16, 2022

APPENDIX B

Resolutions of the Sole Trustee of

IRRADIANT PARTNERS CLIMATE CO.39

The undersigned, being the sole Trustee of Irradiant Partners Climate Co., a statutory trust organized under the laws of the state of Delaware, acting by written consent without a meeting pursuant Section 3806(g) of the Delaware Statutory Trust Act, as amended, does hereby consent to, adopt and approve the following actions and resolutions:

WHEREAS, the Trustee has reviewed the Irradiant Partners Climate Co. (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, President, Chief Financial Officer, Secretary and any Vice President of the Company (collectively, the “Authorized Officers”).

[39]	Approved by written consent of the Sole Trustee of Irradiant Partners Climate Co. on September 14, 2022.